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                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                             REPUBLIC BANCORP, INC.
                       (Name of Subject Company (Issuer))

                             REPUBLIC BANCORP, INC.
                       (Name of Filing Person, the Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   760281 204
                      (CUSIP Number of Class of Securities)

                                Steven E. Trager,
                      President and Chief Executive Officer
                             Republic Bancorp, Inc.
                             601 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 584-3600

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

              with a copy to:               Cynthia W. Young, Esq.
                                            Wyatt, Tarrant & Combs, LLP
                                            500 W. Jefferson Street, Suite 2800
                                            Louisville, Kentucky 40202
                                            (502) 589-5235

                            CALCULATION OF FILING FEE

Transaction valuation *                           Amount of filing fee:
$10,000,000                                       $2,000

     * Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 shares of Class A Common Stock of Republic Bancorp, Inc. at the maximum tender offer purchase price of $10.00 per share in cash.

     [X] Check the box if any part of the fee is offset as  provided by Rule 011
         Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,000     Form or Registration Number: Schedule TO-I/A
Filing Party: Republic Bancorp, Inc. Date Filed:  February 12, 2001

     [ ] Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

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         This Amendment No. 4, amends and supplements the Tender Offer Statement on Schedule TO, filed on February 12, 2001, with amendments filed on February 12, 2001, February 23, 2001 and March 14, 2001, with the Securities and Exchange Commission related to the issuer tender offer of Republic Bancorp, Inc., a Kentucky corporation, to purchase up to 1,000,000 shares of its Class A Common Stock, no par value per share, at a price not greater than $10.00 and not less than $8.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

         The information in the Offer to Purchase is hereby incorporated by reference in response to all items of this Schedule TO as amended by Amendment Nos. 1, 2, 3 and 4 thereto.

Item 4.  TERMS OF THE TRANSACTION.

         Item 4 of Schedule TO is hereby amended and supplemented as follows:

         The tender offer expired at 5:00 p.m., New York City time, on March 13, 2001. A total number of 747,319 shares of the Class A Common Stock of Republic Bancorp, Inc. were validly tendered, not withdrawn and accepted for purchase by Republic Bancorp, Inc. at a purchase price of $10.00 per share.

Item 11. ADDITIONAL INFORMATION.

         Item 11 of Schedule TO is hereby amended and supplemented as follows:

         On March 19, 2001, Republic Bancorp, Inc. issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a)(12) to this Amendment No. 4 to Schedule TO and is incorporated herein by reference.


Item 12. EXHIBITS.

         Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibit:

        (a)(12) Press Release, dated March 19, 2001.


                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 19, 2001

                                    REPUBLIC BANCORP, INC.

                                    By  /S/ KEVIN SIPES
                                      Kevin Sipes,
                                      Senior Vice President and Chief Financial
                                      and Accounting Officer

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